SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G


                                 (Rule 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)


                               BOISE CASCADE CORP
             -----------------------------------------------------
                                (Name of Issuer)
                                  Common Stock
              -----------------------------------------------------
                         (Title of Class of Securities)

                                   097383103
             -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [].


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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 097383103            13G                    Page 2  of 8 Pages

--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       Morgan  Stanley
       IRS  #  39-314-5972
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       The state of organization is Delaware.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             6,500,801
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       6,500,801
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,681,059
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       6.39%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       IA,  CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 097383103             13G                    Page 3  of  8  Pages

--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       Van Kampen Asset Management Inc.
       IRS  #13-5130700
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       The state of organization is Delaware.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES             0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             3,352,793
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH              0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       3,352,793
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,352,793
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       3.21%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 097383103                13G                   Page 4  of 8 Pages

Item 1.     (a)   Name of Issuer:
                  BOISE CASCADE CORP
                  --------------------------------------------------------------
            (b)   Address of Issuer's Principal Executive Offices:
                  1111 WEST JEFFERSON STREET
                  P O BOX 50
                  BOISE, ID 83728-0001
                  --------------------------------------------------------------
Item 2.     (a)   Name of Person Filing:
                  (a) Morgan Stanley
                  (b) Van Kampen Asset Management Inc.
                  --------------------------------------------------------------
            (b)   Address of Principal Business Office, or if None, Residence:

                  (a) 1585 Broadway
                      New York, New York 10036

                  (b) One Parkview Plaza
                      Oakbrook Terrace, IL 60181
                  --------------------------------------------------------------
            (c)   Citizenship:

                  Incorporated by reference to Item 4 of the
                  cover page pertaining to each reporting person.
                  --------------------------------------------------------------

            (d)   Title of Class of Securities:
                  Common Stock
                  --------------------------------------------------------------
            (e)   CUSIP Number:
                  097383103
                  --------------------------------------------------------------

Item 3.     (a)   Morgan Stanley is a parent holding company.

            (b) Van Kampen Asset Management Inc. is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

CUSIP No. 097383103                13-G                   Page 5  of  8  Pages


Item 4.     Ownership.

            Incorporated by reference to Items (5) - (9) and (11) of the cover page.

Item 5.     Ownership of Five Percent or Less of a Class.

            As of the date hereof, Van Kampen Asset Management Inc. has ceased to be the beneficial owner of more than five percent of the class of securities.

            See item 4 (a).

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Accounts managed on a discretionary basis by Morgan Stanley are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. No such account holds more than 5 percent of the class.

            See item 4 (a)

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.     Identification and Classification of Members of the Group.

Item 9.     Notice of Dissolution of Group.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 097383103               13-G                   Page 6  of  8 Pages


                                  Signature.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       February 15, 2004


Signature:  /s/ Dennine Bullard
            -----------------------------------------------------------------

Name/Title  Dennine Bullard /Vice President, Morgan Stanley & Co. Incorporated
            -----------------------------------------------------------------
            MORGAN STANLEY

Date:       February 15, 2004

Signature:  /s/ Jeffrey Hiller
            -----------------------------------------------------------------

Name/Title  Jeffrey Hiller /Managing Director, Morgan Stanley Investment
                            Management Inc.
            -----------------------------------------------------------------
            VAN KAMPEN INVESTMENT MANAGEMENT INC.

                      INDEX TO EXHIBITS                             PAGE
                      -----------------                             ----

EXHIBIT 1       Agreement to Make a Joint Filing                       7

EXHIBIT 2       Secretary's Certificate Authorizing Dennine Bullard    8
                to Sign on behalf of Morgan Stanley


               * Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

(022597DTI)

                   EX-99
            JOINT FILING AGREEMENT

CUSIP No.  097383103             13-G                   Page 7  of  8 Pages


                            EXHIBIT 1 TO SCHEDULE 13G
               ---------------------------------------------------


                              FEBRUARY 15, 2004
               ---------------------------------------------------


            MORGAN STANLEY and VAN KAMPEN INVESTMENT MANAGEMENT

            INC. hereby agree that, unless differentiated, this Schedule

            13G is filed on behalf of each of the parties.


            MORGAN STANLEY

            BY: /s/ Dennine Bullard
            --------------------------------------------------------------------
            Dennine Bullard /Vice President, Morgan Stanley & Co. Incorporated

            VAN KAMPEN INVESTMENT MANAGEMENT INC.

            BY: /s/ Jeffrey Hiller
            --------------------------------------------------------------------
             Jeffrey Hiller /Managing Director, Morgan Stanley Investment
                            Management Inc.


* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                   EX-99
              SECRETARY'S CERTIFICATE

 CUSIP No. 097383103                                        Page 8 of 8 pages
                                  EXHIBIT 2

                               MORGAN STANLEY

                           SECRETARY'S CERTIFICATE


         I, Charlene R. Herzer, a duly elected and Assistant Secretary of Morgan Stanley, a corporation organized and existing under the laws of the State of Delaware (the
         "Corporation"), certify as follows:


             (1) Donald G. Kempf, Jr. is the duly elected Executive Vice
                 President, Chief Legal Officer and Secretary of the
                 Corporation;

             (2) Pursuant to Section 7.01 of the Bylaws of the Corporation
                 and resolutions approved by the Board of Directors of the Corporation on September 25,1998, the Chief Legal Officer is authorized to enter into agreements and other instruments on behalf of the Corporation and may delegate such powers to others under his jurisdiction; and

             (3) Donald G. Kempf signed a Delegation of Authority as of
                 February 23, 2000, which authorized Dennine Bullard to sign reports to be filed under Section 13 and 16 of the Securities Exchange Act of 1934 on behalf of the Corporation. Such authorization is in full force and efect as of this date.

          IN WITNESS WHEREOF, I have hereunto set my name and affixed the seal of the Corporation as of the 5th day of February, 2003.

                                                ______________________________
                                                Charlene R. Herzer
                                                Assistant Secretary